Filed Pursuant to Rule 424(b)(3)

Registration No. 333-113653

UNITS OF BENEFICIAL INTEREST

AMERICAN BAR ASSOCIATION MEMBERS / STATE STREET COLLECTIVE TRUST

Prospectus Supplement Dated February 23, 2005

to Prospectus Dated April 8, 2004,

as previously supplemented by Prospectus Supplement Dated November 1, 2004

INTRODUCTION

This is a Supplement to the Prospectus dated April 8, 2004 (the “Prospectus”), as previously supplemented by Prospectus Supplement Dated November 1, 2004 (the “Prospectus Supplement”), for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the “Collective Trust”). This Supplement describes two changes with respect to the Collective Trust: (1) a change in the fee payable by the Collective Trust for management, administration and custody of the Investment Options (other than Self-Managed Accounts), to be effective on April 1, 2005, and (2) a change in the investment guidelines and restrictions applicable to the Intermediate Bond Fund, including the portion of the Balanced Fund invested in the Intermediate Bond Fund, expected to be effective on or about April 1, 2005.

Generally, unless otherwise defined in this Supplement, terms not defined in this Supplement which are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus and the Prospectus Supplement, which either accompany this Supplement or previously have been sent to you. Upon written or oral request, State Street Bank and Trust Company of New Hampshire (“State Street Trust”) will provide you with a copy of the Prospectus and the Prospectus Supplement, without charge. You can request the Prospectus and the Prospectus Supplement from State Street Trust by writing to the ABA Members Retirement Program, Post Office Box 5142, Boston, Massachusetts 02206-5142 or by calling (800) 348-2272; or from the Web site of the American Bar Association Members Retirement Program (the “Program”) at http://www.abaretirement.com.

CHANGES TO TRUSTEE, MANAGEMENT AND ADMINISTRATION FEES

As described in the Prospectus and the Prospectus Supplement, American Bar Retirement Association (“ABRA”), as sponsor of the Program, and State Street Bank and Trust Company (“State Street Bank”) have entered into an agreement that provides, among other things, for State Street Trust to maintain the Collective Trust. The Prospectus, on page 68 under the caption “Deductions and Fees– Trustee, Management and Administration Fees”, describes the annual trustee, management and administrative fee payable to State Street Bank. On February 17, 2005, State Street Bank and ABRA amended the agreement pursuant to which the fees paid to State Street Bank in respect of the Program are determined. Specifically, effective April 1, 2005, the fee payable by the Collective Trust for management, administration and custody of the assets in the Investment Options (other than Self-Managed Accounts) will be payable at the following annual rates:

Aggregate Value of Assets in Stable Asset Return,

Intermediate Bond, Balanced, Large-Cap Value Equity,

Large-Cap Growth Equity, Index Equity,

Mid-Cap Value Equity,

Mid-Cap Growth Equity,

Small-Cap Equity, and International Equity Funds

Rate

First $1.0 billion	.1835%
Next $1.8 billion	.0580%
Over $2.8 billion	.0250%

This fee is accrued on a daily basis and paid monthly from the assets of the respective Funds. The trustee, management and administrative fees attributable to the Funds held by the Structured Portfolio Service are accrued and paid from the Funds, and such fees attributable to the portion of the Balanced Fund invested in the Intermediate Bond Fund are accrued and paid from the Intermediate Bond Fund, not from the Balanced Fund.

CHANGES TO INTERMEDIATE BOND FUND AND,

TO THE EXTENT INVESTED THEREIN, THE BALANCED FUND

The Intermediate Bond Fund is described on pages 24 through 28 of the Prospectus. As described under the caption “Investment Guidelines and Restrictions” on page 25 of the Prospectus, the Intermediate Bond Fund invests primarily in the types of fixed income securities therein specified, subject to a 20% limit on foreign securities. However, the Intermediate Bond Fund’s investment policies currently limit its investments in foreign securities only to those of issuers based in developed countries (including newer industrialized countries such as Taiwan, South Korea and Mexico).

Effective on or about April 1, 2005, the investment policies applicable to the Intermediate Bond Fund will be changed to allow this Fund to invest up to 10% of its total assets in securities of issuers located in countries with emerging economies, as from time to time identified by the World Bank (“emerging market countries”). Currently, these emerging market countries are located primarily in the Asia Pacific Region, Eastern Europe, Central and South America and Africa.

No other changes are being made to the investment policies applicable to the Intermediate Bond Fund. In particular, the Intermediate Bond Fund will continue to be subject to the credit quality and portfolio duration guidelines and restrictions set forth in the Prospectus and the limitation that this Fund may invest no more than 20% of its assets in foreign securities generally (including any portion thereof invested in foreign issuers based in emerging market countries.)

Political and economic structures in many emerging market countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries. As a result, the risks of investing in the securities of foreign issuers generally, including the risks of nationalization or expropriation, may be heightened. The small size and inexperience of the securities markets, and a more limited volume of trading in securities, in certain of these countries may also make the Intermediate Bond Fund’s investments in securities of issuers located in such countries illiquid and more volatile than investments in more developed countries, and the Fund may be required to establish special custody or other arrangements before making certain investments in these countries. There may be little financial or accounting information available with respect to issuers located in certain of such countries, and it may be difficult as a result to assess the value or prospects of an investment in such issuers. Emerging market countries often have provided significantly higher or lower rates of return than developed markets, and significantly greater risks, to investors.

Since the Balanced Fund invests the portion of its assets allocated to debt securities and money market instruments through the Intermediate Bond Fund, the changes to the investment policies applicable to the Intermediate Bond Fund will also be applicable to the portion of the Balanced Fund so invested. Thus, the Balanced Fund will be subject to the risks associated with investing in the debt securities of issuers located in emerging market countries, as described above.

2